August 30, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Mail Stop 6010

Attention:	Ms. Jeanne Bennett

Re:	Amkor Technology, Inc.
Form 8-K for Item 4.02(a)
Filed on August 16, 2006
File No. 000-29472
Ladies and Gentlemen:
     On behalf of Amkor Technology, Inc. (“Amkor” or the “Company”), we submit this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated August 22, 2006 to the Company. For ease of reference, the text of the Staff’s numbered comment has been provided herein in italics. The Company’s response follows the numbered comment.
Form 8-K Filed August 16, 2006
1.	We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.
     Company’s Response:
     As stated in the Item 4.02 Form 8-K filed by the Company on August 16, 2006, the board of directors of Amkor has established a special committee (the “Special Committee”) to conduct a review of the Company’s historical stock option

Securities and Exchange Commission
August 30, 2006

grant practices. In response to the Staff’s inquiry, the Company asked counsel to the Special Committee for an estimate of when the Special Committee’s review would be completed. The Company was informed that, pending completion of certain data mining activities, the Special Committee could not give an effective estimate for completion. The Company believes that it will not be in a position to file restated financial statements until the Special Committee’s review is substantially complete. For these reasons, the Company is not in a position to estimate when it will be able to effect the required restatements and file amended reports with the Commission.
     To date, the Company has not concluded as to the form of any required restatement. However, among other potential filings, the Company currently anticipates that it will file an amendment to its Form 10-K for the fiscal year ended December 31, 2005.
     In addition to our response to the Staff’s comment noted above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 30, 2006

     Please direct your questions or comments to the undersigned at (202) 772-1827. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Robert Sanchez

Robert Sanchez

cc:	Kenneth T. Joyce, Executive Vice President and Chief Financial Officer
Jerry Allison, Esq., Vice President and Assistant General Counsel
Amkor Technology, Inc.